UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

26 April 2013
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

N      E      W      S                R      E      L      E      A      S      E

26 April 2013

CRH REACHES AGREEMENT TO
ACQUIRE UKRAINE CEMENT BUSINESS

CRH plc, the international building materials group, announced today that it has reached agreement to acquire Lafarge-owned Mykolaiv Cement for an upfront cash consideration, including debt assumed, of euro 96 million.  Completion of the transaction is subject to the granting of the required regulatory approvals.

With the addition of Mykolaiv Cement, located in the Lviv region of Western Ukraine, CRH becomes the market leader in Ukraine, allowing it to further leverage the benefits of the new Podilsky factory.

CRH in Ukraine: CRH entered the Ukraine market in 1999 with the acquisition of Podilsky Cement and in 2011 commissioned a state of the art dry process kiln at that facility with an annual clinker capacity of 2.3 million tonnes. Also in 2011, CRH acquired a majority stake in Odessa Cement.

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Myles Lee	Chief Executive
Maeve Carton Frank Heisterkamp	Finance Director Head of Investor Relations

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353 1 404 1000   FAX +353 1 404 1007
E-MAIL: mail@crh.com    WEBSITE: www.crh.com    Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 26 April 2013

By:___/s/Maeve Carton___
M. Carton
Finance Director